UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2008
Commission File Number: 1-31349
THOMSON REUTERS CORPORATION
(Translation of registrant’s name into English)
3 Times Square
New York, New York 10036, United States
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

EXPLANATORY NOTE
SIGNATURES
EXHIBIT INDEX
EX-99.1: NOTICE OF GENERAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR FOR THOMSON REUTERS PLC
EX-99.2: FORM OF PROXY
EX-99.3: FORM OF VOTING INSTRUCTION CARD

EXPLANATORY NOTE
Thomson Reuters PLC released the following announcement in the United Kingdom today via RNS, a Regulatory Information Service. Copies of the Thomson Reuters PLC notice of meeting and management information circular, along with a form of proxy and voting instruction card, are provided in Exhibits 99.1 – 99.3 of this Form 6-K.
THOMSON REUTERS SHAREHOLDER MEETINGS TO BE HELD ON MAY 7, 2008
NEW YORK, NY, April 21, 2008 – Thomson Reuters (NYSE: TRI; TSX: TRI; LSE: TRIL: NASDAQ: TRIN), the world’s leading source of intelligent information for businesses and professionals in the financial, legal, tax and accounting, scientific, healthcare, and media markets, plans to hold its inaugural shareholder meetings on May 7, 2008.
Thomson Reuters has two parent companies under its dual listed company (DLC) structure: Thomson Reuters Corporation and Thomson Reuters PLC. Thomson Reuters PLC’s general meeting will be held concurrently with Thomson Reuters Corporation’s annual meeting of shareholders. The two meetings will be held in Toronto and will be linked by a video conference in London so that shareholders in both locations may attend and speak at the meetings. Holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will vote together as a single decision-making body.
Prior to the closing of The Thomson Corporation’s acquisition of Reuters Group PLC on April 17, 2008, The Thomson Corporation (now renamed as Thomson Reuters Corporation) mailed a notice of meeting and management information circular to its shareholders.
On April 19, 2008, Thomson Reuters PLC posted a notice of general meeting and management information circular to its shareholders.
Copies of both circulars are available at www.thomsonreuters.com. Thomson Reuters PLC has also submitted its notice of general meeting and management information circular to the UK Listing Authority which is, or will shortly be, available for inspection at the Document Viewing Facility located at:
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Copies may also be obtained, free of charge, by contacting Thomson Reuters Investor Relations at investor.relations@thomsonreuters.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
By:	/s/ Deirdre Stanley
	Name:	Deirdre Stanley
	Title:	Executive Vice President and General Counsel

Date: April 21, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	Notice of General Meeting of Shareholders and Management Information Circular for Thomson Reuters PLC

99.2	Form of Proxy

99.3	Form of Voting Instruction Card